SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10

EXHIBITS

99.1	20 January 2009	Operating report:
Rio Tinto Alcan curtails production and cuts costs in response to global economic conditions

99.2	26 January 2009	Disposal:
Rio Tinto Alcan completes the sale of its equity stake in Ningxia aluminium smelter for US$125 million

99.3	30 January 2009	Disposal:
Rio Tinto reaches agreement to sell potash assets and Brazilian iron ore operation

99.4	5 February 2009	Disposal:
Rio Tinto completes sale of potash assets

99.5	9 February 2009	Directorate:
Mr Jim Leng

99.6	11 February 2009	Halt in trading:
Rio Tinto notes continued media speculation in connection with a possible transaction with Chinalco

99.7	12 February 2009	Joint ventures and bond issue:
Rio Tinto announces pioneering strategic partnership with Chinalco

99.8	12 February 2009	Presentation:
Rio Tinto announces pioneering strategic partnership with Chinalco

99.9	12 February 2009	2008 Full year results:
Rio Tinto announces underlying earnings of $10.3 billion — up 38 per cent

99.10	12 February 2009	Presentation:
Rio Tinto announces underlying earnings of $10.3 billion — up 38 per cent

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	13 February 2009	Date	13 February 2009